BUSINESS LEGAL ADVISORS, LLC 3889 Coastal Dune Drive, South Jordan, UT 84009 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

October 7, 2019

John Stickel

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Washington, DC 20549

Re:	B2Digital, Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 2
Filed October 1, 2019
File No. 024-10888

Dear Mr. Stickel:

Kindly be advised that B2Digital, Incorporated (the “Company”) requests that its Regulation A offering be qualified on Wednesday, October 9, 2019 at 3:30 pm Eastern Time.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Brian Higley
Outside Legal Counse

cc: Greg P. Bell, CEO